Exhibit 99.2

8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com Security Class Holder Account Number Fold Form of Proxy – Annual General Meetings to be held on June 10, 2021 (the “Meetings”) This Form of Proxy is solicited by and on behalf of Management of Granite Real Estate Investment Trust (“Granite REIT”) and Granite REIT Inc. (“Granite GP”) Notes to proxy 1. Every holder (each a “Unitholder”) of stapled units (“Stapled Units”) of Granite REIT and Granite GP (each Stapled Unit consisting of one trust unit of Granite REIT (a “REIT Unit”) and one common share of Granite GP (a “GP Share”)) has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the Meetings or any adjournment or postponement thereof. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The securities represented by this proxy will be voted as directed by the Unitholder. However, if such a direction is not made in respect of any matter, this proxy will be voted by the designated Management Nominee(s): FOR the Election of Trustees of Granite REIT; FOR the Election of Directors of Granite GP; FOR the Re-appointment of the Auditor of Granite REIT; FOR the Re- appointment of the Auditor of Granite GP; and FOR the Advisory Resolution on Executive Compensation; each as set out in the Circular. 6. The securities represented by this proxy will be voted in favour or withheld from voting each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted upon, the securities will be voted accordingly. 7. This proxy confers discretionary authority on the proxyholder to vote as the proxyholder sees fit in respect of amendments or variations to matters identified in the joint Notice of Meetings or other matters that may properly come before the Meetings or any adjournment or postponement thereof. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. Fold Proxies submitted must be received by 10:00 am, (Toronto time), on June 8, 2021. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! • Call the number listed BELOW from a touch    • Go to the following web • You can enroll to receive future securityholder • You can attend the meeting virtually tone telephone.    site: www.investorvote.com communications electronically by visiting by visiting the URL provided on the 1-866-732-VOTE (8683) Toll Free    • Smartphone? www.investorcentre.com. back of this proxy. Scan the QR code     to vote now.     If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 01PPYB To Vote Using the Telephone To Receive Documents To Virtually Attend To Vote Using the Internet Electronically the Meeting ● Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free Go to the following web site: www.investorvote.com Smartphone? Scan the QR code to vote now. You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com. You can attend the meeting virtually by visiting the URL provided on the back of this proxy.

Appointment of Proxyholder     The undersigned Unitholder hereby appoints Kevan Gorrie, or failing this     Print the name of the person you are person, Teresa Neto (the “Management Appointees”)    OR appointing if this person is someone other than the Management Nominees listed herein. Note: If completing the appointment box above and your appointee intends on attending online YOU MUST go to http://www.computershare.com/GraniteREIT and provide Computershare with the name and email address of the persons you are appointing. Computershare will use this information ONLY to provide the appointee with a user name to gain entry to the online meeting. as proxyholder of the undersigned, with full power of substitution, in respect of all the REIT Units and GP Shares (forming Stapled Units) held by the undersigned, to attend at, and to act and vote on behalf of the undersigned in respect of all matters that may come before the joint Annual General Meetings (the “Meetings”) of the holders of Stapled Units (consisting of REIT Units and GP Shares) to be held online at https://web.lumiagm.com/420649348 on June 10, 2021 at 10:00 am (Toronto time) and at any adjournment or postponement thereof. Capitalized terms used and not otherwise defined herein shall have the meaning attributed to such terms in the management information circular of Granite REIT and Granite GP dated April 12, 2021 (the “Circular”). VOTING RECOMMENDATIONS ARE INDICATED BY    OVER THE BOXES. 1. Election of Trustees of Granite REIT For Withhold ForWithhold ForWithhold Fold 01. Peter Aghar    02. Remco Daal 03. Kevan Gorrie 04. Fern Grodner    05. Kelly Marshall 06. Al Mawani 07. Gerald Miller    08. Sheila A. Murray 09. Jennifer Warren 2. Election of Directors of Granite GP ForWithhold ForWithhold ForWithhold 01. Peter Aghar 02. Remco Daal 03. Kevan Gorrie 04. Fern Grodner 05. Kelly Marshall 06. Al Mawani 07. Gerald Miller 08. Sheila A. Murray 09. Jennifer Warren ForWithhold 3. Re-appointment of the Auditor of Granite REIT Vote FOR or WITHHOLD from voting for the re-appointment of Deloitte LLP, as auditor of Granite REIT. 4. Re-appointment of the Auditor of Granite GP Vote FOR or WITHHOLD from voting for the re-appointment of Deloitte LLP, as auditor of Granite GP and authorize the directors of Granite GP to fix the auditor’s remuneration. ForWithhold Fold 5. Advisory Resolution on Executive Compensation Vote on the non-binding advisory resolution on Granite’s approach to executive compensation as set out in the Circular. Authorized Signature(s) – This section must be completed for your instructions to be executed. I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management. Signature(s) Date MM / DD / YY Interim Financial Statements – Mark this box if you Annual Report – Mark this box if you would like would like to receive interim financial statements and to receive the Annual Report and accompanying accompanying Management’s Discussion and Analysis Management’s Discussion and Analysis by mail. by mail. If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist. MDTQ 314788 AR1 01PPZB